INKSURE TECHNOLOGIES INC.

                   P.O. BOX 7006, Audubon, Pennsylvania 19407

October 14, 2010

VIA EDGAR AND FACSIMILE

John Cash, Accounting Branch Chief
Dale Welcome
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:    INKSURE TECHNOLOGIES INC. (THE "COMPANY")
       FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009 (THE "10-K FILING") FORMS 10-Q FOR THE FISCAL QUARTERS ENDED MARCH 31, 2010 AND JUNE 30, 2010 (THE "10-Q FILINGS", AND TOGETHER WITH THE 10-K FILING, THE "FILINGS") FILE NO. 000-24431

Dear Mr. Cash and Mr. Welcome:

The purpose of this letter is to respond to your letter of October 4, 2010 with respect to the above-captioned Filings. For ease of reference, each of your original comments is followed by the Company's response.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

ITEM 9A(T). CONTROLS AND PROCEDURES, PAGE 26

1. WE NOTE THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE "EFFECTIVE." HOWEVER, YOUR DISCLOSURE DOES NOT PROVIDE THE CORRECT DEFINITION OF "DISCLOSURE CONTROLS AND PROCEDURES." IN THIS REGARD, PLEASE CONFIRM TO US THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE, AS DEFINED IN RULE 13A-15(E) OF THE EXCHANGE ACT. ADDITIONALLY PLEASE REVISE FUTURE FILINGS TO INCLUDE THE CORRECT DEFINITION OF DISCLOSURE CONTROLS AND PROCEDURES OR STATE THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE, OR NOT EFFECTIVE, WITHOUT DEFINING THEM.

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United States Securities and Exchange Commission
Page 2
October 14, 2010

     We hereby confirm that the Company's disclosure controls and procedures are effective, as defined in Rule 13a-15(e) of the Exchange Act. In future filings the Company will include the correct definition of disclosure controls and procedures or state that its disclosure controls and procedures are effective, or not effective, without defining them.

CONSOLIDATED FINANCIAL STATEMENTS, PAGE F-1

STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIENCY, PAGE F-5

2. PLEASE EXPLAIN TO US WHAT IS MEANT BY THE LINE ITEM "INITIAL ADOPTION OF ASC 815-40-15 WARRANTS TO ISSUE SHARES," THE WARRANT TRANSACTION TO WHICH IT REFERS, AND HOW YOU ACCOUNTED FOR THIS ITEM.

The Staff is respectfully advised that the line item "Initial adoption of ASC 815-40-15..." refers to the adoption of EITF 07-5. The transition requirements for this EITF require that the difference between (i) the entry amount to equity and (ii) the fair value of the liability on the adoption day, is recorded in retained earnings. The warrants that we had issued and were outstanding as of December 2008 contained a ratchet feature that adjusts the exercise price if during the contractual life of the warrant we issue an equity instrument at a price lower than the exercise price. EITF 07-5 dictates that such feature prevents the warrant from being considered indexed to the Company's own shares, and thus has to be treated as a derivative carried at fair value through earnings. The amount of $3,108 refers to the entry amount of warrants into equity and the fair value of the derivative at the adoption date was $877. The amount of $2,231 was the difference that was recorded in retained earnings as required by the transition paragraph.

------------------------------------------------------------------
The value of the warrants at the date of                   $3,108
classification to equity
------------------------------------------------------------------
The value of the warrants at the date of adoption            $877
------------------------------------------------------------------
Adjustment to retained earnings                            $2,231
------------------------------------------------------------------

EXHIBIT 23.1

3. IT APPEARS THAT THE CONSENT FROM YOUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM IS DATED PRIOR TO THE DATE OF THE AUDIT REPORT IT REFERENCES. PLEASE ADVISE OR REVISE.

     The consent of Brightman Almagor & Co. Certified Public Accountants, a member firm of Deloitte Touche Tohmatsu, was dated February 26, 2010, the same date of the audit report it references. The earlier date that appears on the filed version was due to a typographical error that occurred during the EDGARization process. A copy of the correct manually signed consent, dated February 26, 2010, was faxed to the Staff on October 13, 2010.

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United States Securities and Exchange Commission
Page 3
October 14, 2010

FORM 10-Q FOR THE FISCAL QUARTER ENDED JUNE 30, 2010

ITEM 1. FINANCIAL STATEMENTS, PAGE 3

NOTE 3. DEBT RESTRUCTURING AND CLOSING OF PRIVATE PLACEMENT, PAGE 6

4. PLEASE PROVIDE US WITH YOUR ANALYSIS, INCLUDING JOURNAL ENTRIES, OF THE TRANSACTIONS WHEREBY YOU PAID $3,000,000 TO RETIRE THE $6,881,080 IN CONVERTIBLE NOTES. ADDITIONALLY, PLEASE TELL US:

     o HOW THE $2,000,000 PAID BY THE GROUP OF INVESTORS WAS REFLECTED IN YOUR BALANCE SHEET AT JUNE 30, 2010 AND YOUR STATEMENTS OF CASH FLOWS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2010.

     o WHAT WAS EXCHANGED WITH THE INVESTORS FOR THEIR $2,000,000 INVESTMENT AND WHETHER OR NOT THESE INDIVIDUALS WERE RELATED PARTIES;

     o    HOW THE GAIN OR DEBT RESTRUCTURING WAS CALCULATED;

     o HOW YOU ACCOUNTED FOR THE AMENDMENT OF SERIES A WARRANTS WHEREBY "WARRANTS ISSUED IN THE NAME OF ONE OF THE NOTEHOLDERS, WHICH WERE EXERCISABLE FOR AN AGGREGATE OF 3,570,337 SHARES OF OUR COMMON STOCK AT AN EXERCISE PRICE OF $0.60 PER SHARE, WERE AMENDED, SUCH THAT THEY MAY BE EXERCISED FOR AN AGGREGATE OF 2,183,000 SHARES OF OUR COMMON STOCK AT AN EXERCISE PRICE OF $0.15 PER SHARE;" AND

     o IF AND HOW THE TWO NON-CASH TRANSACTIONS APPEARING ON YOUR STATEMENTS OF CASH FLOWS ARE RELATED TO THE DEBT RESTRUCTURING TRANSACTIONS.

The transaction was executed in two steps as follows:

Step 1

As described in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission ("SEC") on January 21, 2010, on January 19, 2010, the Company agreed with holders of the Company's $8,881,080 Senior Secured Convertible Notes (the "Notes") on the payment of $3,000,000 in full settlement of the Notes. The Company, together with a group of seven investors (the "Original Investors"), paid the total of $3,000,000,of which $1,000,000 was provided by the Company from its available cash, and the balance of $2,000,000 was provided by the Original Investors. The balance of $2,000,000 in Notes remained outstanding as a secured senior obligation to the Original Investors in accordance with the terms of the Notes.

Journal Entry:
Debit -  Convertible notes $6,881,080
Credit - Gain on debt restructuring $5,881,080
Credit - Restricted Cash $1,000,000

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United States Securities and Exchange Commission
Page 4
October 14, 2010

Step 2

As described in the Company's Current Report on Form 8-K filed with the SEC on March 16, 2010, on March 11, 2010 the Company closed a private placement financing, raising a total amount of $3,125,000 from twenty different accredited investors, which included the Original Investors (the "New Investors"). In connection with the private placement, the Company issued to the New Investors a total of 25,000,000 shares of its common stock at a purchase price of $0.125 per share (the "Shares").

The Company used $2,000,000 of the proceeds from the private placement to retire the entire remaining Notes which had been assigned to the Original Investors.

An additional $1,000,000 of the proceeds was used to replenish the $1,000,000 from available cash used by the Company in connection with the January 19, 2010 Notes repurchase.

The balance of the private placement proceeds in the amount of $125,000 was used to pay the legal and other costs of the private placement, and for working capital purposes.

Journal Entry:
Debit -  Secured senior obligation $2,000,000
Debit -  Cash $1,055,000
Debit -  Issuance expenses $70,000
Credit - Capital Stock $3,125,000

The following are specific explanations to each of the Staff bullet points:

     o As of June 30, 2010, as described above, the $2,000,000 was already converted into shares of the Company's common stock. The conversion was presented as non-cash activity since no cash was paid to the Company.

     o As described above, the $2,000,000 paid by the Original Investors was exchanged for $2,000,000 in Notes which were later converted into 16,000,000 shares of the Company's common stock.

          The group of Original Investors includes: Sinfo Holdings BVI, Peleg Investment Management LLC, Pierre L. Schoenheimer, Yaron Meerfeld, T&M Trusteeship and Management Services, Yusuf Taragano and Leonard Lichter.

          Peleg Investment Management LLC is controlled by Mr. Gadi Peleg, the Chairman of the Board of Directors of the Company, Mr. Pierre Schoenheimer is a director of the Company, Mr. Yaron Meerfeld is a director and Chief Operating Officer of the Company and Mr. Leonard Lichter is a partner with Lichter Gliedman Offenkrantz PC, a law firm that provided legal services to the Company in connection with the private placement.

          The group of New Investors includes, among others, ICTS International, N.V. and Alon Raich, in his individual capacity. Mr. David Sass, a director of the Company, is also a director of ICTS International, N.V. Mr. Alon Raich, who is a director of the Company, also serves as Chief Financial Officer of ICTS International, N.V.

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United States Securities and Exchange Commission
Page 5
October 14, 2010

     o As described in step 1 above - a total of $1,000,000 was paid by the Company and $2,000,000 remained outstanding in full satisfaction of all of the $8,881,080 Notes, and this created a gain of $5,881,080.

     o The Series A warrants were presented by the Company as derivatives prior to the modification. The modification itself did not change the derivative classification of the warrants and thus an additional expense was recorded to give effect to the change in the fair value of the warrants due to the modification. The warrants are still recorded as liability and carried at fair value with changes recorded in earnings.

     o At the end of 2009, the Company deposited the $1,000,000 with its lawyers for future use as part of the aggregate $3,000,000 used to retire the Notes in January 2010. The $1,000,000 was at the time recorded as restricted cash. Therefore, when the payment was actually made in January 2010, it came from the restricted cash and was thus recorded as non-cash activity. The amount of $2,000,000 in non-cash activity relates to the remaining Notes held by the Original Investors being converted to shares pursuant to step 2 above.

The Company acknowledges the following:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filings; and

     o The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

     We appreciate your comments and welcome the opportunity to discuss with you our response provided above. Please call me at 011-(+972) 8-936-5583 Ext. 107 or our attorneys, Mr. Yair Estline, Esq. at 011-(+972) 3-795-5569, or Mr. Howard E. Berkenblit, Esq. at (617) 338-2979, if you have any questions or require additional information.

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United States Securities and Exchange Commission
Page 6
October 14, 2010

                                              Respectfully,

                                              InkSure Technologies Inc.
                                              By: /S/ David (Dadi) Avner
                                              --------------------------
                                                      David (Dadi) Avner
                                                      Chief Financial Officer
cc:    Yair Estline, Esq.
       Howard E. Berkenblit, Esq.